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                                                                    Page 1 of 10


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Somatix Therapy Corporation
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    834447104
                                    ---------
                                 (CUSIP Number)

                          Bristol-Myers Squibb Company
                                 345 Park Avenue
                               New York, NY 10154
                                 (212) 546-4000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 1996
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this Statement:  |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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                                                                    Page 2 of 10

                                  SCHEDULE 13D

- ----------------------------------
CUSIP No. 834447104
- ----------------------------------




         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BRISTOL-MYERS SQUIBB COMPANY
                  I.R.S. Employer Identification Number 22-079-0350

- --------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                         (b) |X|

- --------------------------------------------------------------------------------
         3        SEC USE ONLY

- --------------------------------------------------------------------------------
         4        SOURCE OF FUNDS

                                            WC

- --------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
                  PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                            Delaware

- --------------------------------------------------------------------------------

                                            7        SOLE VOTING POWER
                                                     2,303,221
  NUMBER OF                                 ------------------------------------
    SHARES                                  8        SHARED VOTING POWER
 BENEFICIALLY                                        0
  OWNED BY                                  ------------------------------------
    EACH                                    9        SOLE DISPOSITIVE POWER
   PERSON                                            2,303,221
    WITH                                    ------------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     0
- --------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            2,303,221

- --------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                     |_|

- --------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                                            9.49%

- --------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON

                                            CO


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CUSIP No. 834447104

                                                                    Page 3 of 10

Item 1.    Security and Issuer.

           The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Somatix Therapy Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 850 Marina Village Parkway, Alameda, CA 94501.

Item 2. Identity and Background.

           This Statement is being filed by Bristol-Myers Squibb Company, a Delaware corporation (the "Company"). The Company conducts its principal business and maintains its principal office at 345 Park Avenue, New York, NY 10154. The Company is a diversified, worldwide health and personal care company whose principal businesses are pharmaceuticals, consumer products, nutritionals and medical devices.

           The  name,   business  address,   present  principal   occupation  or
employment and citizenship of each executive officer and director of the Company is set forth on Schedule A which is incorporated herein by reference.

           During the past five years, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

           On August 15, 1995, the Issuer and the Company entered into a Stock Purchase Agreement, whereby the Company agreed to make an initial equity investment of Ten Million Dollars ($10,000,000) in the Issuer. The purchase price for the August 1995 investment came out of the working capital of the Company. Once the Issuer received protocol clearance from the Food and Drug Administration for a phase III clinical trial for GVAX (TM) cancer vaccine, the Company agreed to a second equity investment of Ten Million Dollars ($10,000,000) in the Issuer. The purchase price for this purchase came out of the working capital of the Company.
                                                                    Page 4 of 10
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Item 4.    Purpose of Transaction.


           The Company has acquired the Common Stock of the Issuer for the purpose of making an investment in the Issuer and not with the view to, or for resale in connection with, any distribution thereof. The Company has no present intention of selling, granting any participation in, or otherwise distributing the Common Stock. The Company does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of the Common Stock. The Company has a five (5) year right of first offer with regard to collaborations with the Issuer in any of its internally initiated oncology programs. Under the terms of the Stock Purchase Agreement, the Issuer must notify the Company of the Issuer's intention to seek a corporate partner, giving the Company an early opportunity to expand its relationship with the Issuer.

           The shares of the Common Stock of the Issuer owned by the Company have not been registered under the Securities Act of 1933.

Item 5.    Interest in Securities of the Issuer.

           To the best knowledge of the Company, the Company is the beneficial owner of 2,303,221 shares of Common Stock of the Issuer or 9.49% of the Common Stock of the Issuer currently outstanding. The Company has the sole power to vote and dispose of all the shares of the Common Stock of the Issuer which it owns.

           Except as set forth in this Item 5 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its officers or directors owns any shares of Common Stock.

           Except as set forth on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors has effected any transaction in shared of Common Stock during the past sixty (60) days.



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CUSIP No. 834447104

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

           The Stock Purchase Agreement filed as an exhibit hereto is incorporated by reference in its entirety. Except as set forth in the Stock Purchase Agreement, neither the Company nor, to the best knowledge of the Company, any of its officers or directors have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

           Stock Purchase Agreement, dated as of August 15, 1995, between the Issuer and the Company.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 23, 1996                                 BRISTOL-MYERS SQUIBB COMPANY
       ------------


                                                  By: /s/ Alice C. Brennan
                                                      Alice C. Brennan
                                                      Vice President & Secretary



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CUSIP No. 834447104

                                   SCHEDULE A

           The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company. Each of the directors and executive officers of the Company is a citizen of the United States. Each of the Company's executive officer's business address is 345 Park Avenue, New York, New York 10154, unless otherwise indicated.

Name and Business Address                                     Present Principal Occupation
- -------------------------                                     ----------------------------

Directors of Bristol-Myers Squibb Company
- -----------------------------------------
Charles A. Heimbold, Jr.                                      Chairman of the Board and
Bristol-Myers Squibb Company                                  Chief Executive Officer
345 Park Avenue
New York, New York 10154

Robert E. Allen                                               Chairman and Chief Executive Officer
AT&T Company                                                  AT&T Company
295 North Maple Avenue
Basking Ridge, New Jersey 07920

Michael E. Autera                                             Executive Vice President
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Ellen V. Futter                                               President
The American Museum of Natural History                        The American Museum of Natural History
Central Park West at 79th Street
New York, New York 10024

Louis V. Gerstner, Jr.                                        Chairman of the Board and Chief Executive
IBM Corporation                                               Officer of IBM Corporation
Old Orchard Road
Armonk, New York 10504



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CUSIP No. 834447104

Name and Business Address                                     Present Principal Occupation
- -------------------------                                     ----------------------------

John D. Macomber                                              Principal of JDM Investment Group
JDM Investment Group
2806 N. Street, N.W.
Washington, D.C.  20007

James D. Robinson III                                         Chairman and Chief Executive Officer of
J.D. Robinson Inc.                                            RRE Investors, LLC and President of
126 East 56th Street                                          J.D. Robinson Inc.
New York, New York 10022


Andrew C. Sigler                                              Chairman and Chief Executive Officer
Champion International Corporation                            Champion International Corporation
One Champion Plaza
Stamford, Connecticut 06921

Louis W. Sullivan, M.D.                                       President of Morehouse School of Medicine
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, Georgia 30310-1495

Kenneth E. Weg                                                Executive Vice President and President,
Bristol-Myers Squibb Company                                  Bristol-Myers Squibb Pharmaceutical Group
345 Park Avenue
New York, New York 10154

Officers of Bristol-Myers Squibb Company

Charles A. Heimbold, Jr.                                      Chairman of the Board, Director and Chief
                                                              Executive Officer

Michael E. Autera                                             Executive Vice President and Director


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CUSIP No. 834447104

Name and Business Address                                     Present Principal Occupation
- -------------------------                                     ----------------------------
Harrison M. Bains, Jr.                                        Treasurer and Vice President, Corporate
                                                              Staff

Alice C. Brennan                                              Secretary and Vice President,
                                                              Corporate Staff

George P. Kooluris                                            Senior Vice President, Corporate
                                                              Development, Corporate Staff

John L. McGoldrick                                            General Counsel and Senior Vice President,
                                                              Corporate Staff

Michael F. Mee                                                Chief Financial Officer and Senior Vice
                                                              President, Corporate Staff

Leon E. Rosenberg, M.D.                                       President, Bristol-Myers Squibb
                                                              Pharmaceutical Research Institute

Frederick S. Schiff                                           Controller and Vice President, Corporate
                                                              Staff

Charles G. Tharp, Ph.D.                                       Senior Vice President, Human Resources,
                                                              Corporate Staff

Kenneth E. Weg                                                Executive Vice President and Director,
                                                              President, Bristol-Myers Squibb
                                                              Pharmaceutical Group



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CUSIP No. 834447104

                                   SCHEDULE B

                          Shares of Common Stock Owned
                          ----------------------------

                                      None.



                     Transactions in Shares of Common Stock
                             during the Last 60 Days
                     --------------------------------------
                                      None.




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CUSIP No. 834447104
                                                                  Page 10 of 10


                                  EXHIBIT INDEX

Exhibit
Number                Document
- ------                --------
  1                   Stock Purchase Agreement, dated as of August 15, 1995, between Bristol-
                      Myers Squibb Company and Somatix Therapy Corporation.

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